Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2020

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2020 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2019. The date of this MD&A is May 5, 2020. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Certain financial measures such as funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, gross revenues, net debt and Adjusted EBITDA included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

All per share figures included in this MD&A reflect the 7:1 common share consolidation that was effective June 5, 2019.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

Three months ended	Mar. 31 2020	Dec. 31 2019	Sep. 30 2019	June 30 2019	Mar. 31 2019	Dec. 31 2018	Sep. 30 2018	June 30 2018
Oil and natural gas sales and other income	$84	$112	$94	$109	$103	$82	$124	$122
Cash flow from operations	33	49	32	(3)	(1)	19	43	(20)
Basic per share	0.45	0.67	0.44	(0.04)	(0.01)	0.26	0.59	(0.28)
Diluted per share	0.45	0.67	0.44	(0.04)	(0.01)	0.26	0.59	(0.28)
Funds flow from operations (1)	37	54	29	41	36	(2)	26	32
Basic per share	0.51	0.74	0.40	0.56	0.50	(0.03)	0.36	0.44
Diluted per share	0.51	0.74	0.40	0.56	0.50	(0.03)	0.36	0.44
Net income (loss)	(746)	(544)	(28)	(162)	(54)	(113)	(31)	(96)
Basic per share	(10.22)	(7.45)	(0.38)	(2.22)	(0.74)	(1.56)	(0.43)	(1.33)
Diluted per share	$(10.22)	$(7.45)	$(0.38)	$(2.22)	$(0.74)	$(1.56)	$(0.43)	$(1.33)
Production
Light oil (bbls/d)	12,512	12,246	10,802	12,453	12,376	11,429	10,790	11,057
Heavy oil (bbls/d)	3,644	3,718	3,991	4,059	4,096	4,784	4,833	5,172
NGLs (bbls/d)	2,239	2,095	2,192	2,201	2,122	2,788	2,222	2,322
Natural gas (mmcf/d)	52	52	51	55	54	65	60	61
Total (boe/d)	27,092	26,639	25,505	27,835	27,651	29,905	27,777	28,697

(1)	Please refer to the prior quarterly filings for reconciliations of cash flow from operations to funds flow from operations.

OBSIDIAN ENERGY FIRST QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

Cash flow from Operations and Funds Flow from Operations

	Three months ended March 31
(millions, except per share amounts)	2020	2019
Cash flow from operating activities	$33	$(1)
Change in non-cash working capital	(5)	27
Decommissioning expenditures	8	2
Onerous office lease settlements	(1)	1
Restructuring charges	-	1
Other expenses (1)	2	6
Funds flow from operations	$37	$36

Per share
Basic and Diluted per share	$0.51	$0.50

(1)	Includes legal fees related to claims against former Penn West Petroleum Ltd. (“Penn West”) employees related to the Company’s 2014 restatement of certain financial results.

In the first quarter of 2020, cash flow from operations increased primarily due to changes in working capital, mainly due to the timing of payments and receipts. Funds flow from operations was comparable to the prior period as increases in light oil production from the Company’s Cardium program were offset by a lower commodity price environment in 2020.

Business Strategy

Since March 2020, the oil and gas industry has experienced significant volatility with commodity prices, specifically crude oil prices. This is primarily due to macro-economic factors related to reduced demand for crude oil as a result of the COVID-19 pandemic and potential lack of storage forcing production shut-ins. At the time crude oil prices began to fall in March, we had completed the majority of our drilling program for the first half of 2020, which is expected to total $51 million including drilling 10 horizontal wells, optimization spending and decommissioning expenditures. If the current low crude oil price environment continues, the Company anticipates minimal capital spending for the remainder of the year, however, we do have the operational flexibility to begin drilling activities quickly once crude oil prices recover.

The Company has been actively reviewing our portfolio considering the current commodity price outlook and has shut-in 3,784 boe per day of production deemed temporarily uneconomic. This reduction is primarily composed of heavy oil and associated gas production in the Peace River and Viking areas and certain light-oil properties in the Cardium. The Company will continue to economically evaluate and adjust our production base as required in this volatile commodity price environment.

Over the past several months, the Company has continued to focus on cost savings initiatives. This has resulted in future cost savings, specifically from the Company’s amended head office lease agreement which has led to total annual savings of $7 million as well as operating cost reductions which has led to an additional $8 million from our original operating cost estimate for the first half of 2020, prior to the impact of shut-in production. Recently, the Company also took action to further reduce both G&A and operating costs in light of the current macro environment which led to a 20 percent reduction to head office staff salaries, a 10 percent reduction to field staff salaries, the suspension of the Company’s matching component under the employee saving plan and a 10 percent reduction to the Board of Directors retainer fees. Additionally, the Company continues to monitor all potential government relief programs. Currently, we have applied for the Canadian Emergency Wage Subsidy (“CEWS”) and the Alberta Site Rehabilitation (“ASR”) program. The CEWS allows eligible companies to receive a subsidy of up to 75 percent of employee wages, subject to a cap, for up to 12 weeks between March and June 2020. Under the first phase of the ASR program, companies may apply to have the government fund service companies to perform abandonment and/or reclamation related work. Applications for these grants are subject to certain maximums and may be eligible for up to 100 percent government funding.

OBSIDIAN ENERGY FIRST QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

In 2019, the Company’s Board of Directors determined that it was in the best interest of the Company and our stakeholders to initiate a formal process to explore strategic alternatives, this process continues. This strategic review process is to evaluate Obsidian Energy’s strategic options and alternatives to maximize shareholder value. Such strategic alternatives may include, but are not limited to, a corporate sale, merger or other business combination, a disposition of all or a portion of the Company’s assets, a recapitalization, a refinancing of our capital structure, or any combination of the foregoing. The Board of Directors is undertaking a broad review of the potential alternatives to enhance stakeholder value and hired Tudor, Pickering, Holt & Co. as our financial advisor in connection with the review and analysis of strategic alternatives. We do not intend to provide updates until such time as the Board of Directors approves a definitive transaction or strategic alternative, or otherwise determines that further disclosure is necessary or appropriate.

The strategic review process has had no impact on the Company’s operations as we have continued to focus on development in the Willesden Green area prior to the recent commodity price downturn. Once commodity prices improve, we will continue to unlock the value of this predictable, short payback, low decline light-oil Cardium asset. Since 2018, the Company has taken a “manufacturing style” approach to full field development of this play which has resulted in strong production results and cost synergies in the field. We continue to focus on our development and strategic efforts and the Company will continue to evaluate asset dispositions and other transactions as part of the strategic review process.

As Obsidian Energy moves forward, in an improved commodity price environment we believe our plan to focus on our industry leading Cardium position offers a predictable, liquids weighted, production profile generating sustainable value for all stakeholders.

Business Environment

The following table outlines quarterly averages for benchmark prices and Obsidian Energy’s realized prices for the previous eight quarters.

	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018
Benchmark prices
WTI crude oil ($US/bbl)	$46.17	$56.96	$56.45	$59.81	$54.90	$58.81	$69.50	$67.88
Edm mixed sweet par price (CAD$/bbl)	51.62	67.99	68.40	73.81	66.52	42.97	81.92	80.62
Western Canada Select (CAD$/bbl)	34.11	54.29	58.39	65.72	56.73	25.63	61.76	62.82
NYMEX Henry Hub ($US/mmbtu)	1.95	2.50	2.32	2.47	2.85	3.68	2.86	2.80
AECO Index (CAD$/mcf)	2.22	2.48	0.92	1.08	2.66	1.74	1.20	1.11
Foreign exchange rate (CAD$/$US)	1.345	1.320	1.321	1.338	1.329	1.322	1.307	1.291

Average sales price (1)
Light oil (CAD$/bbl)	50.59	70.57	68.14	72.20	64.88	37.88	82.70	78.50
Heavy oil (CAD$/bbl)	20.07	41.80	40.44	42.63	30.62	7.70	45.30	46.81
NGLs (CAD$/bbl)	22.52	31.42	15.75	14.95	21.44	24.99	40.47	42.91
Total liquids (CAD$/bbl)	41.13	60.10	54.87	59.05	52.37	28.39	67.31	65.21
Natural gas (CAD$/mcf)	2.20	2.55	1.05	1.18	2.41	2.46	1.87	1.62

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(7.58)	(5.37)	(4.66)	(4.63)	(4.85)	(26.30)	(6.83)	(5.45)
WTI - WCS Heavy ($US/bbl)	$(20.53)	$(15.83)	$(12.24)	$(10.68)	$(12.22)	$(39.42)	$(22.25)	$(19.27)

(1)	Excludes the impact of realized hedging gains or losses.

OBSIDIAN ENERGY FIRST QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

Crude Oil

During the first quarter of 2020, WTI prices averaged US$46.17 per barrel. Crude oil prices started 2020 above WTI US$60 per barrel due to the escalating conflict between the US and Iran. This conflict eventually subsided, and the focus shifted to the potential outlook for worldwide crude oil demand in response to the impact of the COVID-19 pandemic and concerns over additional supply as OPEC restrictions stopped at the end of March and both Saudi Arabia and Russia signaled potential production increases. This resulted in crude oil prices decreasing into the WTI US$20 per barrel range in March. Subsequent to the first quarter of 2020, OPEC, Russia and others agreed to a 10-million-barrel per day production cut beginning in May, however, commodity prices have not improved as the focus has been on the increasing negative demand impact of the COVID-19 pandemic and the lack of crude oil storage. In late April and early May, WTI prices have been in the US$15 – $20 per barrel range.

In the first quarter of 2020, crude oil differentials continued to widen due to increasing storage levels in Western Canada. Light oil differentials averaged US$7.58 per barrel and heavy oil differentials averaged US$20.53 per barrel over the quarter.

In the second quarter of 2020, the Company has the following crude oil hedges in place on a weighted average basis:

	April	May	June
WTI $CAD	78.11	77.92	77.41
Total bbl/day	4,000	3,000	2,000

Natural Gas

NYMEX Henry Hub gas prices reached a high of US$2.17 per mmbtu in January and then steadily decreased throughout the first quarter due to the mild weather impact on demand to a low of US$1.70 per mmbtu in late March. In January 2020, cold weather in Alberta, resulted in AECO 5A prices peaking at $3.07 per mcf before subsequently declining throughout the quarter to a low of $1.82 per mcf in March. For the first quarter of 2020, the daily AECO (5A) price averaged $2.22 per mcf.

In 2020, the Company has the following natural gas hedges in place on a weighted average basis:

	Q2	Q3
AECO $CAD	1.68	1.68
Total mcf/day	23,700	22,800

Average Sales Prices

	Three months ended March 31
	2020	2019	% change

Light oil (per bbl)	$50.59	$64.88	(22)
Heavy oil (per bbl)	20.07	30.62	(34)
NGLs (per bbl)	22.52	21.44	5
Total liquids (per bbl)	41.13	52.37	(21)
Risk management (loss) gain (per bbl)	6.47	(2.68)	n/a
Total liquids price, net (per bbl)	47.60	49.69	(4)

Natural gas (per mcf)	2.20	2.41	(9)
Risk management (loss) gain (per mcf)	0.04	-	100
Natural gas net (per mcf)	2.24	2.41	(7)

Weighted average (per boe)	32.17	39.95	(19)
Risk management (loss) gain (per boe)	4.47	(1.80)	n/a
Weighted average net (per boe)	$36.64	$38.15	(4)

OBSIDIAN ENERGY FIRST QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

RESULTS OF OPERATIONS

Production

	Three months ended March 31
Daily production	2020	2019	% change
Light oil (bbls/d)	12,512	12,376	1
Heavy oil (bbls/d)	3,644	4,096	(11)
NGLs (bbls/d)	2,239	2,122	6
Natural gas (mmcf/d)	52	54	(4)
Total production (boe/d)	27,092	27,651	(2)

During the first quarter of 2020, light oil production increased from the comparable period as a result of the Company’s continued focus on the Cardium and the strong production results from our development program. Additionally, the Company had an active optimization program that has mitigated base production declines.

Natural gas and heavy oil production declines in our remaining areas reduced production due to restricted capital spending and our decision to not repair certain failed wells that were uneconomic.

Average production within the Company’s asset areas was as follows:

	Three months ended March 31
Daily production (boe/d)	2020	2019	% change
Cardium	21,739	20,876	4
Peace River	4,040	4,449	(9)
Alberta Viking	830	1,009	(18)
Legacy	483	1,317	(63)
Total	27,092	27,651	(2)

Netbacks

	Three months ended March 31
	2020			2019
	Liquids (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)

Operating netback:
Sales price	$41.13	$2.20	$32.17	$39.95
Risk management gain (loss) (1)	6.47	0.04	4.47	(1.80)
Royalties	(3.04)	(0.09)	(2.23)	(2.81)
Transportation	(3.31)	(0.22)	(2.68)	(2.87)
Operating costs (2)	(15.16)	(0.91)	(12.04)	(13.49)
Netback	$26.09	$1.02	$19.69	$18.98

	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	18,395	52	27,092	27,651

(1)	Realized risk management gains or losses on commodity contracts.
(2)	For 2020, includes the benefit of third party processing fees totaling $2 million (2019 - $2 million).

OBSIDIAN ENERGY FIRST QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

In the first quarter of 2020, the Company’s netbacks were higher than the prior period primarily due to lower operating costs as a result of several successful cost saving initiatives and higher realized risk management gains on crude oil hedges. This was partially offset by lower realized sales prices due to commodity price decreases in March from the COVID-19 pandemic reducing demand, potential OPEC/Russia production increases and the potential lack of crude oil storage.

Oil and Natural Gas Sales and Gross Revenues

A reconciliation from oil and natural gas sales and other income to gross revenues is as follows:

	Three months ended March 31
(millions)	2020	2019
Oil and natural gas sales and other income	$84	$103
Realized risk management gain (loss) (1)	11	(4)
Less: Processing fees	(2)	(2)
Less: Other income	(2)	(1)
Gross revenues	$91	$96

(1)	Relates to realized risk management gains and losses on commodity contracts

Oil and natural gas sales and other income and gross revenues were lower in the first quarter of 2020 as a result of lower commodity prices and lower production volumes, partially offset by higher light oil production.

Change in Gross Revenues

(millions)
Gross revenues – January 1 – March 31, 2019	$96
Increase in liquids production	1
Decrease in liquids prices (1)	(4)
Decrease in natural gas production	(1)
Decrease in natural gas prices (1)	(1)
Gross revenues – January 1 – March 31, 2020 (2)	$91

(1)	Includes realized risk management gains and losses on commodity contracts.
(2)	Excludes processing fees and other income.

Royalties

	Three months ended March 31
	2020	2019	% change
Royalties (millions)	$5	$7	(29)
Average royalty rate (1)	7%	7%	-
$/boe	$2.23	$2.81	(21)

(1)	Excludes effects of risk management activities and other income.

In the first quarter of 2020, royalties decreased from the comparable period largely due to lower commodity prices.

OBSIDIAN ENERGY FIRST QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

Expenses

	Three months ended March 31
(millions)	2020	2019	% change
Operating	$32	$36	(11)
Transportation	7	7	-
Financing	11	9	22
Share-based compensation	$-	$1	(100)

	Three months ended March 31
(per boe)	2020	2019	% change
Operating (1)	$12.04	$13.49	(11)
Transportation	2.68	2.87	(7)
Financing	4.57	3.49	31
Share-based compensation	$-	$0.66	(100)

(1)	Includes the benefit of third-party processing fees totaling $2 million for the first quarter of 2020 (2019 - $2 million).

Operating

In the first quarter of 2020, the Company continued to progress on several cost saving initiatives which led to lower operating costs. The results for the first quarter of 2020 also include the full impact of the Company’s Legacy asset shut-in program, which was completed in 2019.

Transportation

The Company continues to utilize multiple sales points in the Peace River area to increase realized prices. These sales arrangements are partially offset by additional transportation costs.

Financing

Financing expense consists of the following:

	Three months ended March 31
(millions)	2020	2019
Interest on long-term-debt and fees	$10	$7
Unwinding of discount on lease liabilities	1	2
Financing	$11	$9

Obsidian Energy’s debt structure includes short-term borrowings under our syndicated credit facility and long-term financing through our senior notes. Financing charges increased from the comparable period mainly due to higher drawn balances under the Company’s syndicated credit facility as a result of higher capital expenditures in the first quarter of 2020 compared to 2019. Additionally, during the first quarter of 2020, the Company paid extension fees as a result of entering amending agreements with our lenders and various advisor costs, which contributed to the increase.

The interest rates on the Company’s syndicated credit facility are subject to fluctuations in short-term money market rates as advances on the syndicated credit facility are generally made under short-term instruments. As at March 31, 2020, 86 percent (December 31, 2019 – 87 percent) of the Company’s outstanding debt instruments were exposed to changes in short-term interest rates.

OBSIDIAN ENERGY FIRST QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

The Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination typically in May and November of each year. During the first quarter of 2020, the Company entered into an amending agreement with our banking syndicate whereby the underlying borrowing base of the syndicated credit facility and the amount available to be drawn under the syndicated credit facility is $550 million and $450 million, respectively. Additionally, the following terms were included in the amending agreement:

●	the revolving period under the agreement was extended to May 31, 2021 with the end date of the term period extended to November 30, 2021;
●

a revolving period reconfirmation date will occur on June 22, 2020, whereby the lenders may accelerate the end date of the revolving period to June 30, 2020 with the end date of the term period also concurrently accelerated to April 1, 2021; and

●	the next scheduled borrowing base redetermination will occur on November 30, 2020.

During the first quarter of 2020, the Company agreed with holders of our senior notes to move the maturity dates of the notes due on March 16, 2020, May 29, 2020, December 2, 2020, December 2, 2022 and December 2, 2025 to November 30, 2021. Under the agreement, the senior notes maturity dates will be accelerated to April 1, 2021, if the borrowing base is not reconfirmed by the syndicated credit facility on June 22, 2020.

In 2019, the Company announced the initiation of a formal strategic alternative process to maximize shareholder value, this process continues. Such strategic alternatives may include, but are not limited to, a corporate sale, merger or other business combination, a disposition of all or a portion of the Company’s assets, a recapitalization, a refinancing of our capital structure, or any combination of the foregoing. The Company continues to work through this process however there can be no guarantee on the outcome. The outcome of the strategic review process as well as various factors such as government regulations and the commodity price environment lead to risk and uncertainty around revolving period reconfirmations and the terms of future renewals of the syndicated credit facility.

At March 31, 2020, the carrying value of the Company’s US dollar denominated senior notes was $67 million (December 31, 2019 – $62 million). The increase in carrying value is the result of a weaker Canadian dollar against the US dollar at the comparable balance sheet dates. Summary information on the Company’s senior notes outstanding as at March 31, 2020 is as follows:

	Issue date	Amount (millions)	Initial Term (1)	Average interest rate	Weighted average remaining term
2008 Notes	May 29, 2008	US$4	8 – 12 years	6.40%	1.7
2010 Q1 Notes	March 16, 2010	US$10	5 – 15 years	5.85%	1.7
2010 Q4 Notes	December 2, 2010	US$21	5 – 15 years	4.94%	1.7
2011 Notes	November 30, 2011	US$12	5 – 10 years	4.79%	1.7

(1)	During the first quarter of 2020, the Company entered into agreements with holders of our senior notes to change the maturity dates of senior notes due in 2020, 2022 and 2025 to November 2021.

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), Restricted and Performance Share Unit Plan (“RPSU”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”).

OBSIDIAN ENERGY FIRST QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

Share-based compensation expense consisted of the following:

	Three months ended March 31
(millions)	2020	2019
RPSU plan	$-	$1
Share-based compensation	$-	$1

The share price used in the fair value calculation of the PSU and DSU obligations at March 31, 2020 was $0.23 per share (2019 – $2.59). Share-based compensation expense related to the DSU plan and Option plan were insignificant in both periods.

General and Administrative Expenses

	Three months ended March 31
(millions, except per boe amounts)	2020	2019
Gross	$7	$10
Per boe	2.88	3.80
Net	4	5
Per boe	$1.63	$2.01

In 2019, the Company focused our development operations on the Cardium which led to staff reductions, information technology savings and associated lower head office costs. The full effect of these changes are being realized in the first quarter of 2020, which led to decreases in both gross and net costs from 2019.

Restructuring and Other expenses

	Three months ended March 31
(millions, except per boe amounts)	2020	2019
Restructuring	$-	$1
Per boe	-	0.31
Other	2	6
Per boe	$1.16	$2.60

In 2018, the Company fully utilized available insurance coverage relating to ongoing claims against former Penn West employees arising from the Company’s 2014 restatement of certain financial results when we were known as Penn West. A claim brought by the United States Securities and Exchange Commission (SEC) against Penn West was previously settled. The Company has been indemnifying two former employees pursuant to indemnity agreements in connection with ongoing claims brought by the SEC arising out of the same restatement.

On July 18, 2019, the Company notified the two former employees that the Company did not believe that the former employees met the criteria for indemnification, that the amounts invoiced on account of indemnification to date were in any event unreasonable, and that the Company would not be making any further advancements on account of indemnification. At the same time, the Company commenced a proceeding in the Court of Queen’s Bench of Alberta against the two former employees, seeking a declaration that they had no further entitlement to indemnification, an order compelling them to repay all amounts advanced to date on account of indemnification, an order assessing the reasonableness of the amounts paid to date in respect of the indemnification, and other relief. In response, the two former employees brought a preliminary application to limit the evidence admissible in the proceeding. The preliminary application Judge ruled that the Company could not seek a declaration that the Respondents are disentitled to advancements or indemnification because they failed to act honestly and in good faith with a view to the best interests of the Company and had no reasonable grounds for believing that their conduct leading to the SEC Action was lawful, until after the former employees had had the opportunity to defend the allegations made against them in the SEC Action. The Company’s application was permitted to proceed on alternate grounds related to the reasonableness and appropriateness of the costs, charges and expenses claimed by the two former employees.

OBSIDIAN ENERGY FIRST QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

The Company has appealed the preliminary application Judges’ decision to the Court of Appeal of Alberta. The appeal is currently scheduled to be heard in December 2020.

On April 28, 2020, the U.S. District Court for the Southern District of New York approved settlements reached between the SEC and the two former employees. Under the settlements, in which the former employees neither admitted to nor denied the allegations made against them by the SEC, the two former employees agreed to make certain monetary payments. The Company currently is evaluating the impact of the SEC settlements on the former employees’ claims to advancement and indemnification.

Depletion, Depreciation, Impairment and Accretion

	Three months ended March 31
(millions, except per boe amounts)	2020	2019
Depletion and depreciation (“D&D”)	$44	$67
D&D expense per boe	17.84	27.02

Impairment	763	-
Impairment per boe	309.38	-

Accretion	3	2
Accretion expense per boe	$1.06	$0.99

The Company’s D&D expense decreased from 2019, primarily due to non-cash impairment charges recorded in the Peace River asset in the second quarter of 2019 and various non-cash impairment charges recorded in the fourth quarter of 2019 mainly due to lower forecast commodity prices and higher discount rates due to continued volatility within the oil and gas industry.

At March 31, 2020, the Company completed an assessment to determine if indicators of impairment or an impairment reversal were present. During the first quarter of 2020, the oil and gas industry experienced a significant decrease in crude oil prices mainly due to reduced demand for commodity products as a result of the COVID-19 pandemic, potential lack of storage forcing crude oil production shut-ins and OPEC and Russia abandoning production quotas and increasing production levels. As a result of the decrease in current and forecasted crude oil prices, the Company concluded that an impairment indicator was present resulting in impairment tests being completed across all our CGUs (Cardium, Peace River, Viking and Legacy). Upon completion of the impairment tests, the Company recorded total non-cash, impairments of $763 million which included $702 million in the Cardium and $58 million in Peace River. No impairment was noted in Viking and a $16 million impairment recovery was recorded within our Legacy CGU as a result of the Company increasing the discount rate used in our decommissioning liability calculation due to current market conditions. Additionally, the Company recorded a $19 million non-cash, impairment related to our corporate assets due to the lack of excess value in our CGUs. The impairment charges were due to lower commodity price forecasts as a result of the beforementioned macro-economic factors. Impairment losses related to PP&E may be reversed in future periods if commodity price forecasts improve.

Taxes

As at March 31, 2020, the Company was in a net unrecognized deferred tax asset position of approximately $441 million. Since the Company has not recognized the benefit of deductible timing differences in excess of taxable timing differences, deferred tax expense (recovery) for the quarter is nil.

OBSIDIAN ENERGY FIRST QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

Foreign Exchange

Obsidian Energy records unrealized foreign exchange gains or losses to translate U.S. denominated senior notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

The split between realized and unrealized foreign exchange gains or losses is as follows:

	Three months ended March 31
(millions)	2020	2019
Realized foreign exchange loss on debt maturities	$-	$-
Unrealized foreign exchange gain (loss)	(5)	2
Foreign exchange gain (loss)	$(5)	$2

Net Loss

	Three months ended March 31
(millions, except per share amounts)	2020	2019
Net loss	$(746)	$(54)
Basic and Diluted per share	$(10.22)	$(0.11)

During the first quarter of 2020, the net loss was mainly due to non-cash, PP&E impairment charges as a result of lower forecasted commodity prices due to the impact of the COVID-19 pandemic and potential lack of storage forcing crude oil production shut-ins.

The net loss in 2019 is mainly due to depletion and depreciation charges and unrealized risk management losses on crude oil hedges.

Capital Expenditures

	Three months ended March 31
(millions)	2020	2019
Drilling and completions	$30	$27
Well equipping and facilities	11	7
Capital expenditures	41	34
Property dispositions, net	-	(11)
Total capital expenditures	$41	$23

At the start of the first quarter when crude oil prices were higher, the Company continued with our development focus in the Cardium, specifically in the Willesden Green area. All 10 gross wells drilled in the first quarter were in this area, with $4 million attributed to optimization capital spent across our portfolio. There were five of these wells brought on production in March, with the remaining to be brought on production during the second quarter of 2020.

Capital expenditures were higher in the first quarter of 2020 as the Company drilled more wells in the Cardium, with 10 in 2020 compared to five in the first quarter of 2019. The wells drilled in 2020 were at a lower cost than in the prior year ($3.6 million per well in 2020 compared to $4.1 million per well in early 2019) as the Company continues to drive efficiencies, which partially offset the increased activity.

If the current low crude oil price environment continues, the Company anticipates minimal capital spending for the remainder of the year, however, we do have the operational flexibility to begin drilling activities quickly once crude oil prices recover and justify the investment.

OBSIDIAN ENERGY FIRST QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

Drilling

	Three months ended March 31
	2020		2019
(number of wells)	Gross	Net	Gross	Net
Oil	12	10	6	5
Injectors, stratigraphic and service	1	-	3	-
Total	13	10	9	5
Success rate (1)		100%		100%

(1)	Success rate is calculated excluding stratigraphic and service wells.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Obsidian Energy is dedicated to managing the environmental impact from our operations through our environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Obsidian Energy has voluntarily entered into the Government of Alberta’s area-based closure (the “ABC Program”) which has allowed the Company to accelerate abandonment activities, specifically on inactive properties, in a more cost-effective manner. The Company is remaining in the ABC Program for 2020. Additionally, operations are continuously monitored to minimize both environmental and climate change impacts and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates

OBSIDIAN ENERGY FIRST QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

Liquidity and Capital Resources

Net Debt

Net debt is the total of long-term debt and working capital deficiency as follows:

	As at
(millions)	March 31, 2020	December 31, 2019
Long-term debt
Current portion of long-term debt	$-	$434
Long-term portion of long-term debt	474	27
Total	474	461

Working capital deficiency (1)
Cash	(2)	(3)
Restricted cash	(2)	(2)
Accounts receivable	(49)	(66)
Prepaid expenses and Other	(12)	(12)
Accounts payable and accrued liabilities	108	117
Total	43	34
Net debt	$517	$495

(1)	Includes amounts classified as held for sale.

Net debt increased from 2019, primarily due to commodity price decreases resulting in lower accounts receivable and foreign exchange fluctuations in March 2020.

The Company’s credit facility was classified as a long-term liability at March 31, 2020 as the term-out date is November 30, 2021, which is beyond 12 months from the reporting date.

Liquidity

The Company has a reserve-based syndicated credit facility with an underlying borrowing base of $550 million and a borrowing limit of $450 million. For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages our debt portfolio and considers opportunities to reduce or diversify our debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and appropriate capital program, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies.

During the first quarter of 2020, the Company entered into amending agreements with holders of our senior notes and our bank syndicate to update our financial covenants as follows:

●	for the period from January 1, 2020 onward both the Senior Debt and Total Debt to Adjusted EBITDA covenants have been eliminated; and
●	the maximum for both the Senior Debt and Total Debt to Capitalization ratio was permanently increased to 75 percent.

OBSIDIAN ENERGY FIRST QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

On March 31, 2020, the Company was in compliance with all of financial covenants which consisted of the following:

	Limit	March 31, 2020
Senior debt to capitalization	Less than 75%	58%
Total debt to capitalization	Less than 75%	58%

As at March 31, 2020, Obsidian Energy had sufficient liquidity under our syndicated credit facility to fund operations. Based on strip pricing as of May 1, 2020, the Company is currently forecasting that sufficient liquidity exists under our syndicated credit facility to fund operations and, based on these strip prices, does not expect to have a development capital program. However, with current significant commodity price volatility due to the COVID-19 pandemic and potential lack of storage forcing crude oil production shut-ins, future significant decreases to commodity prices may occur which could impact future cash flows and cause uncertainty as to whether the Company has sufficient liquidity over the next 12 months. As a result, the Company may be required to obtain additional financing to increase liquidity, which is uncertain at this time. As such there is material uncertainty casts substantial doubt on the Company’s ability to continue as a going concern.

Financial Instruments

The Company had the following financial instruments outstanding as at March 31, 2020. Fair values are determined using external counterparty information, which is compared to observable market data. Obsidian Energy limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)

Crude Oil
WTI Swaps	4,000 bbl/d	April 2020	$78.11/bbl	$6
WTI Swaps	3,000 bbl/d	May 2020	$77.92/bbl	4
WTI Swaps	2,000 bbl/d	June 2020	$77.41/bbl	2

AECO Swaps
AECO Swaps	23,700 mcf/d	Q2 2020	$1.68/mcf	-
AECO Swaps	22,800 mcf/d	Q3 2020	$1.68/mcf	-
Total				$12

OBSIDIAN ENERGY FIRST QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

The components of risk management on the Consolidated Statements of Income (Loss) are as follows:

	Three months ended March 31
	2020	2019
Realized
Settlement of commodity contracts	$11	$(4)
Total realized risk management gain (loss)	11	(4)

Unrealized
Commodity contracts	12	(14)
Total unrealized risk management gain (loss)	12	(14)
Risk management gain (loss)	$23	$(18)

Outlook

For the first quarter of 2020, the Company remained focused on development of our predictable, light oil, Cardium asset. Through the first quarter of 2020 and subsequently in April and May, market conditions have been volatile, and in response to this the Company reduced spending which commenced in March. As outlined in our press release issued on April 23, 2020 “Obsidian Energy Provides Corporate and Operational Update”, given the current commodity price environment, we are restricting capital spending and shut-in certain heavy oil properties in Peace River and Viking and certain light-oil properties in the Cardium that are currently uneconomic to produce. Total production shut-in is currently 3,784 boe per day. We will continue to monitor commodity prices and determine the appropriate time to reactivate production in these areas or if additional production shut-ins are required. Due to commodity price volatility, we are not providing second half 2020 guidance at this time but will provide market updates as warranted. Current estimates for the first half of 2020 are as follows:

Metric		Guidance Range
Average Production (1) (2) (3)	boe per day	25,500 – 26,000
Capital Expenditures	$ millions	43
Decommissioning Expenditures	$ millions	8
Operating costs	$/boe	$11.50 – $11.90
G&A	$/boe	$1.65 – $1.85

(1)	Adjusted for asset sales of 115 boe per day.
(2)

Assumes the Government of Alberta’s mandatory crude oil and bitumen curtailment program will have an immaterial impact on our 2020 operations as wells outside oil sands designated areas and formations with a spud date of November 8, 2019 or later are exempt from curtailment.

(3)	Mid-point of guidance 12,500 bbls/d light oil, 2,500 bbls/d heavy oil, 2,200 bbls/d NGLs and 51 mmcf/d natural gas

This outlook section is included to provide shareholders with information about Obsidian Energy’s expectations as at May 5, 2020 for average production, capital expenditures, decommissioning expenditures, operating costs and G&A for the first half of 2020 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact the Company and our ability to meet our guidance, including fluctuations in commodity prices, any decision we make to shut-in additional production or resume production from shut-in properties, the impact of the COVID-19 pandemic on supply and demand, changes to the Government of Alberta’s mandatory crude oil and bitumen curtailment program and acquisition and disposition activity.

All press releases are available on Obsidian Energy’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

OBSIDIAN ENERGY FIRST QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to the date of this MD&A, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	WTI US$1.00	5	0.07
Liquids production	1,000 bbls/day	5	0.07
Price per mcf of natural gas	AECO $0.10	1	0.02
Natural gas production	10 mmcf/day	6	0.08
Effective interest rate	1%	5	0.06
Exchange rate ($US per $CAD)	$0.01	1	0.02

Contractual Obligations and Commitments

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2020	2021	2022	2023	2024	Thereafter	Total
Long-term debt (1)	$-	$474	$-	$-	$-	$-	$474
Transportation	7	7	5	3	2	8	32
Power infrastructure	6	4	1	-	-	-	11
Interest obligations	17	21	-	-	-	-	38
Office lease	7	10	10	10	10	1	48
Lease liability	5	4	3	-	-	6	18
Decommissioning liability (2)	5	6	1	1	1	43	57
Total	$47	$526	$20	$14	$13	$58	$678

(1)	The 2021 figure includes $407 million related to the syndicated credit facility that is due for renewal in 2021. Historically, the Company has successfully renewed our syndicated credit facility.
(2)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

The scheduled revolving period of our syndicated credit facility continues to May 31, 2021, with an additional term out period to November 30, 2021, provided that if the lenders do not reconfirm the revolving period on June 22, 2020 the revolving period will accelerate to June 30, 2020 and the end date of the term period will accelerate to April 1, 2021. In addition, the Company has an aggregate of US$47 million in senior notes maturing in 2021. If the Company is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes, it is possible that we could be required to seek to obtain other sources of financing, including other forms of debt or equity arrangements if available.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

Equity Instruments

Common shares issued:
As at March 31, 2020	73,022,321
Issuances under RPSU plan	-
As at May 5, 2020	73,022,321

Options outstanding:
As at March 31, 2020	47,022
Forfeited	(258)
As at May 5, 2020	46,764

OBSIDIAN ENERGY FIRST QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

Changes in Internal Control Over Financial Reporting (“ICFR”)

Obsidian Energy’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on January 1, 2020 and ending on March 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to the Company’s ICFR were made during the quarter.

Obsidian Energy utilizes the original Internal Control – Integrated Framework (2013) issued by the Committee of the Sponsoring Organizations of the Treadway Commission (COSO) to design and evaluate our internal control over financial reporting.

Off-Balance-Sheet Financing

Obsidian Energy has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Non-GAAP Measures

Certain financial measures including funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, gross revenues and net debt, included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow from operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund our planned capital programs. See “Cash flow from Operations and Funds Flow from Operations” above for a reconciliation of funds flow from operations to cash flow from operating activities, being our nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation. Gross revenues are oil and natural gas sales and other income including realized risk management gains and losses on commodity contracts and excludes processing fees and other income and is used to assess the cash realizations on commodity sales. See “Oil and Natural Gas Sales and Gross Revenues” above for a reconciliation of gross revenues to oil and natural gas sales and other income, being our nearest measure prescribed by IFRS. Net debt is the total of long-term debt and working capital deficiency and is used by the Company to assess our liquidity. See “Liquidity and Capital Resources – Net Debt” above for a calculation of the Company’s net debt. Adjusted EBITDA is cash flow from operations excluding the impact of changes in non-cash working capital, decommissioning expenditures, financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayment, restructuring expenses and other expenses. Adjusted EBITDA as defined by Obsidian Energy’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Obsidian Energy’s covenant calculations related to our syndicated bank facility and senior notes. Additionally, under the syndicated credit facility, realized foreign exchange gains or losses related to debt maturities are excluded from the calculation.

Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the price of crude oil as compared to natural gas from time to time may be different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

OBSIDIAN ENERGY FIRST QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the expected cost of our first half 2020 drilling program, optimization spending and decommissioning expenditures; our expectations if the low crude oil price environment continues for minimal capital spending for the remainder of the year, however, that we do have the operational flexibility to begin drilling activities quickly once crude oil prices recover; that the Company will continue to economically evaluate and adjust our production base as required in this volatile commodity price environment; our expected future costs savings from the amended head office lease and other operating cost reductions prior to the impact of shut-in production; that we will continue to monitor all potential government relief programs and the potential financial impacts of those programs to the Company; the purpose and possible alternatives in connection with the strategic alternative process, and when we would provide an update on such process; that we will continue to focus on development in the Willesden Green area of the Cardium as it unlocks value on this predictable, short payback, low decline light-oil asset once commodity prices improve; that we will continue to focus on our development and strategic efforts in the Cardium and the Company will continue to evaluate asset dispositions and other transactions as part of the strategic review process; our belief in our plan to focus on our industry leading Cardium position offers a predictable, liquids weighted, production profile generating sustainable value for all stakeholders; the expected re-confirmation and term out dates, as applicable, on the credit facility, and the maturity dates on the senior notes and possible alternative dates if the credit facility is not re-confirmed in June 2020; the possible outcome of the strategic review process as well as various factors such as government regulations and the commodity price environment lead to risk and uncertainty around revolving period reconfirmations and the terms of future renewals of the syndicated credit facility; that the appeal with former Penn West employees will likely be heard in December 2020; that the impairment losses related to PP&E can be reversed in future periods if commodity price forecasts improve; expected timing on when certain wells will be brought on production; the financial covenant amendments and time frames that are applicable in connection with the amending agreements; that the compliance with certain environmental legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material; that we are dedicated to managing the environmental impact from our operations through the environmental programs which include resource conservation, water management and site abandonment/ reclamation/ remediation; that we will remain in the ABC program for 2020; that the Company continuously monitors operations to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates; that management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks and that management maintains close relationships with the Company’s lenders and agents to monitor credit market developments, and these actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies; that we are forecasting that sufficient liquidity exists under our syndicated credit facility to fund operations and, based on these strip prices, does not expect to have a development capital program; that due to significant commodity price volatility currently due to the COVID-19 pandemic and potential lack of storage forcing production shut-ins, future significant decreases to commodity prices may occur which could impact future cash flows and cause uncertainty as to whether the Company has sufficient liquidity over the next 12 months, and as a result the Company may be required to obtain additional financing to increase liquidity, which is uncertain at this time; the expected impact to first half production due to shut-in activities; the first half 2020 guidance including average production range, capital expenditures and decommissioning expenditures and operating and G&A ranges; when we will provide our second half 2020 guidance; and the sensitivity analysis and contractual obligations and commitments moving forward.

OBSIDIAN ENERGY FIRST QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: we will have the ability to continue as a going concern going forward and realize our assets and discharge our liabilities in the normal course of business; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein; the impact of the Alberta government mandated curtailment of crude oil and bitumen production; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued agreement of members of OPEC, Russia and other nations to adhere to existing production quotas or further reduce production quotas; our ability to qualify for government programs created as a result of the COVID-19 pandemic and obtain financial assistance therefrom and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to the continuation of low commodity prices or the further deterioration of commodity prices and our expectations regarding when commodity prices will improve such that shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including that the revolving period and term out period of our credit facility are not accelerated, that the maturity date of our senior notes is not accelerated, that our borrowing base is not decreased under our credit facility, our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are not able to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued pursuant to our ongoing strategic alternatives review process, including the potential disposition of assets, on favorable terms or at all; the possibility that the Company does not qualify for one or more government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events, or that the impact of such programs falls below our expectations; the impact on energy demand of regional and/or global health related events, including the ongoing COVID-19 pandemic and the responses of governments and the public to the pandemic, including the risk that the amount of demand destruction and/or the length of the decreased demand exceeds or expectations; the possibility that the revolving period and term out period of our credit facility and the maturity date of our senior notes is accelerated, that the borrowing base under our credit facility is reduced, that the Company is unable to renew our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes when they mature and/or obtain debt and/or equity financing to replace one or both of our credit facilities and senior notes; the possibility that

OBSIDIAN ENERGY FIRST QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in additional production or continue existing production shut-ins longer than anticipated, whether due to commodity prices failing to rise or decreasing further or changes to existing government curtailment programs or the imposition of new programs; the risk that OPEC, Russia and other nations fail to adhere to existing production quotas or agree to new production quotas to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Obsidian Energy, including Obsidian Energy’s Annual Information Form, is available on the Company’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OBSIDIAN ENERGY FIRST QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 20